Filed Pursuant to Rule 433
Registration Statement No. 333-274326
Issuer Free Writing Prospectus dated October 26, 2023
Relating to Preliminary Prospectus dated September 15, 2023

Linkage Global Inc

1,500,000 Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of Linkage Global Inc (the “Company”) and should be read together with the preliminary prospectus dated September 15, 2023 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-274326), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1969401/000121390023077053/ff12023a1_linkageglobal.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting EF Hutton, Division of Benchmark Investments, LLC at syndicate@efhutton.com.

Linkage Global Inc Proposed Nasdaq Symbol: LGCB Investor Presentation October 2023 Issuer Free Writing Prospectus dated October 26, 2023 Filed pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated September 15, 2023 Registration No. 333 - 274326

Forward Looking Statement This presentation relates to the proposed public offering of ordinary shares, par value $ 0 . 00025 per share (“Ordinary Shares”) of Linkage Global Inc, an exempted company incorporated under the laws of the Cayman Islands (“we,” “us,” “our,” “Linkage Cayman,” “Linkage,” “our Company,” or the “Company”) and should be read together with a registration statement on Form F - 1 , as amended (including a prospectus, which is currently in preliminary form) (File No . 333 - 274326 ) (the “Registration Statement”) we filed with the U . S . Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https:// www.sec.gov/Archives/edgar/data/1969401/000121390023077053/ff12023a1_linkageglobal.htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact EF Hutton, division of Benchmark Investments, LLC, or contact Linkage Global Inc via email ͹ IR@linkagecc . com . This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . If used, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed, and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items, our ability to execute our growth strategies, including our ability to meet our goals, current and future economic and political conditions, our capital requirements and our ability to raise any additional financing which we may require, our ability to attract customers and further enhance our brand recognition, our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business, trends and competition in the e - commerce industry, and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations in the prospectus . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read our prospectus and the documents that we refer to in this presentation and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect . Linkage Global Inc | Page 2

Preliminary offering summary Linkage Global Inc | Page 3 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss. Linkage Global Inc Issuer Nasdaq Capital Market / LGCB Listing / Ticker Initial Public Offering Offering Type 1,500,000 Ordinary Shares (or 1,725,000 if the underwriters exercise their over - allotment option in full) Shares Offered Approximately $6.0 - $9.0 million (excluding over - allotment option) Offering Size $4.0 - $6.0 per Ordinary Share Price Range • 25% for technology research and development; • 30% for further strengthening supply chain integration, including (i) adding labels and performing analysis for each category of products, (ii) expanding to a variety of product categories and markets, and (iii) deepen our relationships with suppliers and work to establish partnerships with logistics companies; • 15% for expanding our manpower and talent pool; • 20% for venture into Southeast Asian market; and • 10% for working capital and for other general corporate purposes. Use of Proceeds EF Hutton, division of Benchmark Investments, LLC Underwriter

Table of Contents Company Overview Industry Overview Investment Highlight Growth Strategies Financial Information

We are E - Commerce Services Provider Headquartered in Japan Cross - border sales Integrated e - commerce services Our Mission Make cross - border transactions easier! Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Linkage Global Inc | Page 6 Cross - border sales operation commenced in 2011. Operating Entities 1 in Japan, Hong Kong, and mainland China. Hong Kong entities established in 2016 , and mainland China entities established in 2021 . Note*: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss. Note 1: Refers to Linkage Electronic Commerce Limited, HQT NETWORK CO., LIMITED, EXTEND CO., LTD, Fujian Chuancheng Digital Technology Limited, and Fujian Chuancheng Internet Technology Limited.

Cross - border sales • Collaborating with 465 suppliers for insights and trends as of March 31, 2023. • 10k suppliers and 100k featured products. • Designing, outsourcing production of private label products from original equipment manufacturer (OEMs). Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss. Linkage Global Inc | Page 7 • Our clients primarily consist of e - commerce sellers on platforms such as Amazon, Lazada, Shopee, and others, as well as independent website operators. • Orders are placed directly with us via email, and we coordinate with suppliers or fulfill orders from our own warehouses using third - party delivery companies.

E - Commerce Services at a Glance E - COMMERCE Selection of Premium Quality Products We select products based on market trends and consumer preferences. Categorized as "recommended" or "strictly selected," these products are released on official websites and shared via email. Customers place orders directly through email, and products are shipped from suppliers or our warehouses using third - party delivery services. Promotion and Marketing We provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of our customers, and help the them engage, cultivate, retain and expand regional customer base. Business Support Services We help the customers construct multilingual websites, optimize product word ranking, distribute advertisements through overseas search engines and popular social media. We also offer e - commerce operation training and software support services to help customers with their business operation. Quality control We prioritize quality control for merchandise and services. Suppliers are carefully selected based on quality, manufacturing capabilities, and cost. Random inspections are conducted for procured products. We monitor manufacturers, materials, and production. Product samples are tested to meet requirements before mass production. Linkage Global Inc | Page 8 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Integrated E - Commerce Services Digital Marketing Provides digital marketing services to merchants through social media platforms . As an authorized agent of Google, we utilize cross - border sales data for market research and analysis to identify trends and preferences in different regions and consumer segments. Works with partner for deployment of ads on media/marketing platforms such as Meta, Google, TikTok, Twitter, Eagllwin and Kwai. Services include website creation , keyword optimization , and advertising . Served over 200 merchants since launching digital marketing services. Growing Partnerships with other advertising agencies. Linkage Global Inc | Page 9 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

01 Company Overview | Industry Overview | Investment Highlights | Growth Strategies | Financials

Integrated E-Commerce Services

E-commerce Operation Training & Software Support

- In 2021, the Operating Entities[1] expanded services to include **e-commerce training and software support**.

- **Training courses** teach customers how to operate and grow their online shops.

- **Software tools** assist customers with their day-to-day e-commerce operations.



Note 1: Refers to Linkage Electronic Commerce Limited, HQT NETWORK CO., LIMITED, EXTEND CO., LTD, Fujian Chuancheng Digital Technology Limited, and Fujian Chuancheng Internet Technology Limited.

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Linkage Global Inc | Page 10

Company Overview | 02 Industry Overview | Investment Highlights | Growth Strategies | Financials

Japan's Cross-border E-commerce Industry

Digitalization drives cross-border e-commerce, enabling trading between entities in different countries.

The Regional Comprehensive Economic Partnershipfacilitates (RCEP)[1] e-commerce cooperation among China, Japan, and Association of Southeast Asian Nations (ASEAN).

Cross-border e-commerce includes B2B and B2C transactions on various platforms, involving imports and exports.

- *Japan' s strong economy and advanced infrastructure support e-commerce growth and China is a key player in Japan's foreign trade.*
- *Close trade relationship creates opportunities for Chinese cross-border e-commerce.*
- *B2C cross-border e-commerce in Japan grew at a CAGR of 15.0% from 2018 to 2022.*
- *Expected to reach USD 259.6 billion in 2027 (CAGR: 12.0%).*
- *Around 63% of online merchandise sold in Japan in 2022 was imported from China.*


Japan Cross-border B2C E-commerce Market Size and Forecast, 2018-2027E
Billion USD
CAGR
2018-2022
2022-2027E
Total
15.0%
12.0%
300
250
200
150
100
50
0
84.0
91.8
115.2
133.0
147.0
169.6
189.8
215.4
231.7
259.6
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

Key Growth Drivers to the Japan's Cross-border E-commerce Industry

Advanced	Internet infrastructure and mature logistics facilities
Consumers	Customers with mature online shopping habits
Chinese Products	Diversified brands to meet Japanese consumers' need

Entry Barriers for Cross-border E-commerce Market in Japan

- Comprehensive after-sales service
- Premium accounts with local logistics companies
- High importance for brand and localization

Source: Frost & Sullivan

Note 1: The Regional Comprehensive Economic Partnership is a free trade agreement among the Asia-Pacific nations of Australia, Brunei, Cambodia, China, Indonesia, Japan, South Korea, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, Thailand, and Vietnam.

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Linkage Global Inc | Page 11

• China's cross - border e - commerce market has grown significantly due to logistics, payment solutions, and regulatory facilitation. • Exports dominates, driven by improved supply chains and lower costs. • Technological disruption expands China's export product categories, driving Chinese brands abroad. • China's cross - border e - commerce ’s Gross merchandises value (GMV) grew at a compound annual growth rate (CAGR) of 17.9% from 2018 to 2022. • Projections indicate GMV reaching USD 4,431.0 billion in 2027 (CAGR: 13.7%). • GMV for import grew at a CAGR of 18.4% from 2018 to 2022, projected to reach USD 1,021.0 billion in 2027 (CAGR: 15.1%). • GMV for export grew at a CAGR of 17.7% from 2018 to 2022, projected to reach USD 3,410.0 billion in 2027 (CAGR: 13.3%). Domestic policies continue to favour the development of cross - border e - commerce. Buyers and sellers benefit from higher profits, lower prices by shortening procurement cycle and reducing costs. Efficient, convenient, and transparent transactions enhance fulfilment and add value to businesses. Linkage Global Inc | Page 12 Source: Frost & Sullivan China Cross - border E - commerce Market Size and Forecast (2018 - 2027E) Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Company Overview | 02 Industry Overview | Investment Highlights | Growth Strategies | Financials

Trends of the Cross-border E-commerce Market

Accelerated innovative social e-commerce models

- RCEP boosted China's cross-border e-commerce exports to ASEAN by 98.5% in H1 2022.
- Southeast Asia's internet penetration reached 75% in most countries.
- Short video and e-commerce combined to drive social commerce, enables precise targeting and content dissemination.
- Key opinion leader (KOL) marketing drives consumer needs and conversions
- Social commerce is significant in Southeast Asia.

Surging demand for digital marketing

- Approximately 200,000 estimated direct-to-consumer (DTC) platforms in 2021.
- Chinese retail brands and cross-border e-commerce adopt DTC websites.
- DTC fosters consumer bonds and private domain traffic.
- First-hand data enables market research and precise marketing.
- Social media and celebrity influence impact popular categories.
- Social media marketing essential for overseas consumer satisfaction.

Branding and digitalization

- Saturated market with 620,000+ B2C vendors as of Q3 2022.
- Price competitiveness boosted by zero tariffs under RCEP.
- Innovation and branding essential to stand out.
- Sellers focus on advertising and refining operations for rapid branding.
- Majority of vendors lack brand awareness and experience.
- Growing market creates opportunities for marketing service providers.

Growing need for cross-border e-commerce support services

- Profitable industry with low entry threshold.
- Diversification and refined operations are crucial for success.
- Service providers offer logistics and digital marketing solutions.
- Cross-border e-commerce growth drives service provider demand.
- Large businesses build internal teams, and small and medium enterprises (SMEs) rely on experienced providers.
- SMEs seek e-commerce support for market entry and sustainability.

Source: Frost & Sullivan

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Linkage Global Inc | Page 13

Supply Chain Management : Integration of commodities, logistics, and after - sales . ERP systems ensure data security and efficiency . Integrated Marketing : Service providers offer website development and digital marketing . Bidding, advertising, social media, and KOL marketing for customer acquisition . Operation Support: Service providers offer resources, training, and assistance. They facilitate platform entry, advertising analysis, and registration. Expertise and diverse portfolios provide an edge. Comprehensive Service Provider for Cross - border E - commerce Key Growth Drivers • RCEP boosts demand for Southeast Asia ͧ SEA) market entry • Technological development • Capital injection into e - commerce integrated service providers Industry Trends • Growing trend of multiple placement channel layout • Surging demand for localized marketing strategies • Accelerating digitalization helps reduce costs, increase efficiency Linkage Global Inc | Page 14 Source: Frost & Sullivan Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Entry Barriers Competitive landscape of RCEP cross - border E - commerce market Customization Know - how is crucial for providing customized solutions Professionalism Challenges: policy, culture, logistics and localization Technology Mature tech is key for efficient deployment and adaptation Supply Chain Capital Requirement Investment into tech R&D, data security, marketing etc. Comprehensive supply chain tools create competitive edge Linkage Global Inc | Page 15 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Diversified Internal “Recommended” or “Strictly Selected" Product Collections Through careful analysis of a wide range of items, we understand customer preferences. Linkage Global Inc | Page 16 By leveraging historical sales data, considering seasonal impacts, and gathering feedback, we deliver exceptional value, high - quality products, and convenience. Our diverse portfolio including food, beauty and personal care products, health products, private label smart electronics, household products, pet supplies, and alcoholic beverages, ensures a premium shopping experience, enhancing our brand reputation. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Targeted Digital Marketing Services by Leveraging Business Data Analysis Digital marketing services optimized with vast repository of data Consumer trends and upgrade advertising strategies Consumers’ journey from awareness to loyalty, enhance demand forecasting accuracy Social media advertisements and help merchants optimize their campaigns Target Track Identify Analyze Linkage Global Inc | Page 17

Business Segment Highlight: Integrated E - commerce Services Linkage Global Inc | Page 18 45.85% 47.56% 0% 10% 20% 30% 40% 50% Gross margin USD Million H1/22 H1/23 Note: Financial year ends on September 30. Half year ends on March 31. 1.35 2.21 0 0.5 1 1.5 2 2.5 Gross profit USD Million FY21 FY22 • Connecting customers and e - commerce sellers with social media platforms. • Optimizing product keyword rankings, create multilingual websites, and distribute advertisements on various channels. • Partnering with industry peers to expand our online media access. • Serving over 200 merchants. • Offering e - commerce operation training and software support services that helps diversify our revenue. • Providing proprietary software tools for product management, supply chain, and operations. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss. 0.91 1.24 0 0.5 1 1.5 USD Million Gross profit H1/22 H1/23 44.31% 53.72% 0% 10% 20% 30% 40% 50% 60% Gross margin USD Million FY21 FY22

Company Overview | Industry Overview | 03 Investment Highlights | Growth Strategies | Financials

Our Management Team



Mr. Zhihua Wu

- Director, Chairman of the Board since March 2023
- CEO of the Company since March 2022
- CEO of Chuancheng Digital since June 2021
- CEO of HQT NETWORK since March 2016
- CEO of EXTEND since July 2011
- Responsible for operations, strategizing, and planning
- Former CEO of Tsuukanmuri Co., Ltd. (June 2010 - June 2011)
- Bachelor's degree in Information Electronic System Engineering (2010) from Daiichi Institute of Technology
- Vice President of Fuzhou Cross-border E-commerce Association
- Vice President of Minhou County Youth Entrepreneurship Promotion Association



Ms. Zijun Li

- Chief Financial Officer at the company since March 2023
- Former Project Manager at Guangzhou Jingshi Equity Investment Management Co., Ltd. (December 2020 - December 2022)
- Former Senior Audit Associate at PricewaterhouseCoopers Zhong Tian LLP (Guangzhou Branch) (September 2016 - November 2020)
- Master's degree in Accounting from the University of Pittsburgh (2016)
- Bachelor's degree in Accounting from Hong Kong Baptist University (2014)



Mr. Ryo Fuyunishiki

- Director and Chief Operating Officer at the company since March 2023
- COO of EXTEND (subsidiary) since 2011
- Bachelor's degree in Economics from Takushoku University (2006)

◆ Our management is skilled in retail, services, management, business development, and marketing.

◆ They emphasize on collaboration, accountability, flexibility, and customer service and have strong relationships in retail and wholesale sectors, deep knowledge of cross-border e-commerce markets in Japan and China.

Linkage Global Inc | Page 19

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

Company Overview | Industry Overview | 03 Investment Highlights | Growth Strategies | Financials

Independent Director Nominees

Mr. H. David Sherman

- Extensive academic and professional experience in accounting and auditing
- Professor at Northeastern University since 1984, specializing in financial and management accounting
- Trustee and Chair of Finance Committee for American Academy of Dramatic Arts since 2014
- Independent director for multiple public companies, including Xiao-I Corporation and Prestige Wealth Inc.
- Doctorate Degree in Accounting and Accountability Systems from Harvard Business School
- Master's Degree in Business Administration and Control of Finance from Harvard Business School
- Bachelor's degree in Economics from Brandeis University; CPA certificate holder

Mr. Dong Chen

- Academic and professional experience in Chinese law
- Lecturer at Fujian Agriculture and Forestry University since 2010
- Attorney at Beijing Yingke Law Firm Fuzhou Office
- Independent director of Fujian Fuqing Huitong Rural Commercial Bank Co., Ltd. and Fujian Offshore Wind O&M Technology Co., LTD
- Former attorney at Grandall Law Firm Fuzhou Office
- Bachelor's degree in law from Zhejiang University
- Master's degree in Civil and Commercial Law from Fujian Normal University

Mr. Wei Su (Wayne)

- 20+ years of investment banking and capital markets experience
- Founder of Golden Bridge Capital, an asset management company (since October 2022)
- Former head of investment banking at CLC International Limited (May 2019 - October 2022)
- Former Co-Head of China at Jefferies Inc, specializing in IPOs and M&A (November 2013 - February 2019)
- Previous experience at Credit Suisse, Morgan Stanley, and Citigroup
- Bachelor's degree in economics and mathematics from Middlebury College (2000)

Linkage Global Inc | Page 20

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

01 Grow and Diversify Customer and Merchant Bases, and Seek More Authorized Agency Qualifications of Other Media 02 Actively Layout Social E - commerce Channels 03 Develop a Wider Selection of Products 04 Venture into Southeast Asian Market 05 Expand our Manpower and Talent Pool to Support our Pursuit of Business Growth 06 Further Strengthen our Supply Chain Integration Growth Strategies Linkage Global Inc | Page 21 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss.

71% 29% Cross - border Sales Integrated E - commerce 61% 10% 29% Revenue Breakdown by Revenue Streams for H1/23 Revenue Breakdown by Geographic Areas for H1/23 Japan Mainland China Others Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss. $8,420 $9,031 10,000 8,000 6,000 4,000 2,000 0 H1/22 H1/23 Note: Financial year ends on September 30. Half year ends on March 31. FY22 REVENUES Revenues USD Thousand $15,467 $22,028 25,000 20,000 15,000 10,000 5,000 0 FY21 REVENUES Revenues USD Thousand Selected Financial Information Linkage Global Inc | Page 22

Selected Financial Information $1,744 $1,946 0 1,000 2,000 3,000 H1/22 H1/23 Gross Profit Gross Profit USD Thousand $580 $555 0 200 400 600 800 H1/22 H1/23 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is a risk of loss. Net Income Net Income $2,537 $3,705 0 1,000 2,000 3,000 4,000 FY21 FY22 Gross Profit FY21 FY22 USD Thousand $752 $1,066 200 0 800 600 400 1,200 1,000 FY21 FY22 Net Income Net Income Linkage Global Inc | Page 23 Note: Financial year ends on September 30. Half year ends on March 31. USD Thousand USD Thousand

Issuer Contact: Guanglang Jiang Tel: +86 1364 602 6653 Email: Jianggl@linkagecc.com Underwriter Contact: syndicate@efhutton.com Investor Relations Contact: Connie Kang Tel: +86 1381 185 7742 Email: ckang@wealthfsllc.com